

June 12, 2012

<u>Via Email</u>
Ku Wai Li
Globe Net Wireless Corp.
2302-3 Pacific Plaza
410 Des Voeux Road West
Hong Kong, China

> **Re:** **Globe Net Wireless Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 25, 2012 and May 29, 2012**
> **File No. 333-172172**

Dear Mr. Li:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 28, 2012.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Risk Factors

If Globe Net fails to maintain an effective system of internal controls…, page 9

2.   Please revise the risk factor to specifically address the error in the financial statements that needed to be corrected and whether this is indicative of ineffective or weak internal controls over financial reporting.

Dilution, page 14

3.   We note that you include two dilution tables on page 14 of the redline copy of your Form S-1/A filed on May 29, 2012. Please tell us what the first table represents or revise to remove this information from future filings.

Audited Financial Statements

Statement of Operations, page F-3

4.   Revise to include brackets around the net loss and comprehensive loss for the period September 4, 2009 (inception) to May 31, 2011.

5.   Tell us why the headers in your Statement of Operations and in certain footnote disclosures refer to May 31 when your year-end is August 31. Please explain or revise your disclosures accordingly.

        You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3462.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief-Legal

cc: Via Email
        Rene Daignault